Filed Pursuant to Rule 424(b)(3)

Registration No. 333-112169

SUPPLEMENT NO. 5 DATED AUGUST 16, 2004

TO PROSPECTUS DATED APRIL 23, 2004

APPLE REIT SIX, INC.

The following information supplements the prospectus of Apple REIT Six, Inc. dated April 23, 2004 and is part of the prospectus. This Supplement updates the information presented in the prospectus and in prior Supplements. Prospective investors should carefully review the prospectus, Supplement No. 2 (which replaced the first Supplement), Supplement No. 3, Supplement No. 4 and this Supplement No. 5.

Management’s Discussion and Analysis of Financial Condition and Results of Operations	S – 2
Selected Financial Data	S – 7
Index to Financial Statements	F – 1

The prospectus, and each supplement, contains forward-looking statements within the meaning of the federal securities laws, and such statements are intended to be covered by the safe harbors created by those laws. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of units, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATION

(For the Period ended June 30, 2004)

Overview

Apple REIT Six, Inc. (together with its wholly owned subsidiaries, the “Company”), is a Virginia corporation that intends to qualify as a real estate investment trust (“REIT”) for federal income tax purposes. The Company, which owns two properties and has a limited operating history, was formed to invest in hotels, residential apartment communities and other selected real estate in selected metropolitan areas in the United States. Initial capitalization occurred on January 20, 2004, when 10 shares of common stock and Series A preferred stock were purchased by Apple Six Advisors, Inc. and 240,000 shares of Series B Preferred shares were purchased by Mr. Glade M. Knight, the Company’s Chairman, Chief Executive Officer and President. The Company’s fiscal year end is December 31. The consolidated financial statements include the accounts of the Company and its direct or indirect subsidiaries Apple Six Hospitality, Apple Six Residential, Apple Six Ventures and Apple Six Hospitality Management. All intercompany accounts and transactions have been eliminated. The performance of the Company’s hotels can be influenced by many factors, including local hotel competition, local and national economic conditions and the performance of the individual managers assigned to its hotels. In evaluating financial condition and operating performance, the most important matters on which the Company focuses are revenue measurements, such as average occupancy, average daily rate and revenue per available room, and expenses, such as hotel operating expenses, general and administrative and other expenses described below.

Hotels Owned

The Company commenced operations in May 2004 upon the purchase of its first hotel property. As of June 30, 2004, the Company owned a total of 2 hotel properties, with a total of 280 suites.

The following table summarizes the locations of and number of suites for the 2 hotels the Company owned at June 30, 2004:

City	State	Franchise/Brand	Date Acquired	# of Suites
Fort Worth	Texas	Springhill Suites®	May 2004	145
Myrtle Beach	South Carolina	Courtyard®	June 2004	135

				280

The purchase price for all of the hotels was funded by the Company’s ongoing best efforts offering of Units. The Company leases all of its hotels to its wholly-owned taxable REIT subsidiary under hotel lease agreements. The Company also used the proceeds of its offering to pay $450,800, approximately 2% of the gross purchase price for these hotels, as a commission to Apple Six Realty Group, Inc. (“ASRG”), 100% owned by Glade M. Knight, the Company’s Chairman and Chief Operating Officer.

No goodwill or intangible assets were recorded in connection with any of the acquisitions.

Management Agreements

The Company’s Marriott brand hotels are subject to management agreements under which Marriott or its affiliates (the “Manager”) manages the hotels and provides the Company access to Marriott’s intellectual property and proprietary sales and reservation system, generally for an initial term of 30 years with renewal terms at the option of the Company or the Manager of up to 3 additional 10 year terms. The agreements generally provide for payment of base management fees, which are calculated annually and are a percentage of sales, incentive management fees over a priority return (as defined in the management agreements), system fees, marketing fees and chain services. Additionally, these agreements have termination provisions for the Company if certain operating results are not achieved.

Total expenses incurred during the through June 30, 2004 for management fees and franchise fees were $26,537. These expenses are included in management fees in the consolidated statements of operation.

Results of Operations

Since operations commenced on May 28, 2004, with the Company’s first acquisition, a comparison to prior year results is not possible. In general, the performance of the Company’s hotels have met expectations for the short period held. Hotel performance is impacted by many factors including local hotel competition and local and national economic conditions in the United States. As a result, there can be no assurance that the Company’s operating performance will continue to meet expectations.

Revenues

The Company’s principal source of revenue is hotel suites revenue and related other revenue. Hotel operations included were for the 2 hotels acquired through June 30, 2004 and the respective periods owned. For the period from January 20, 2004 (initial capitalization) through June 30, 2004, the Company had suite revenue and other revenue of $406,496 and $21,389, respectively.

For the period acquired through June 30, 2004, the hotels achieved average occupancy of 59.9%, ADR of $97.50 and RevPAR of $58.32. ADR, or average daily rate, is calculated as room revenue divided by the number of rooms sold, and RevPAR, or revenue per available room, is calculated as occupancy multiplied by ADR.

For the period from January 20, 2004 (initial capitalization) through June 30, 2004, the Company had interest income of $76,809. Interest income represents earnings on excess cash invested in short term money market instruments.

Expenses

For the period from January 20, 2004 (initial capitalization) through June 30, 2004, hotel direct expenses of the hotels totaled $218,724 or 54% of suite revenue. This expense as a percentage of sales is expected to decline as revenue ramps up for newly acquired properties.

Taxes, insurance, and other expense for the period from January 20, 2004 (initial capitalization) through June 30, 2004 was $26,982 or 7% of suite revenue.

General and administrative expense for the period from January 20, 2004 (initial capitalization) through June 30, 2004 was $137,545 or 34% of suite revenue. The Company anticipates this percentage to continue to decrease as its asset base grows.

Depreciation expense for the period from January 20, 2004 (initial capitalization) through June 30, 2004 was $82,830. This amount represents depreciation expense of its 2 hotels and related personal property for the respective periods owned.

Liquidity and Capital Resources

The Company is raising capital through a “best-efforts” offering of Units by David Lerner Associates, Inc. (the “Managing Dealer”), which receives selling commissions and a marketing expense allowance based on proceeds of the shares sold.

Each Unit consists of one common share and one Series A preferred share. The Series A preferred shares will have no voting rights, no conversion rights and no distribution rights. The only right associated with the Series A preferred shares will be a priority distribution upon the sale of the Company’s assets. The priority would be equal to $11.00 per Series A preferred share, and no more, before any distributions are made to the holders of any other shares. The Series A preferred shares will not be separately tradable from the common shares to which they relate.

From the Company’s initial capitalization on January 20, 2004 through June 30, 2004, the Company incurred costs of approximately $13,608,272 related to its offering. These costs are reflected as a reduction to shareholders’ equity. As of June 30, 2004, the Company has closed on a total of 11,963,473 Units, representing gross proceeds and proceeds net of selling and marketing fees of approximately $129,217,250 and $115,608,978, respectively.

Through June 30, 2004, the Company had paid dividends totaling approximately $867,000 or $0.11 per share. As the Company did not acquire its first hotel until May 28, 2004, substantially the entire dividend was a return of capital. The Company intends to continue paying dividends on a monthly basis at an annual rate of 8%; however, since there can be no assurance of the Company’s ability to acquire properties that provide income at this level, there can be no assurance as to the classification or duration of the dividend at this rate.

The Company intends to acquire real estate properties with its available cash. Although the Company is currently performing due diligence on several possible acquisitions, the timing of finding suitable properties is dependant upon many external factors and there can be no assurances as to the length of time to utilize all proceeds of its best-efforts offering for investment in Real Estate. The Company’s proceeds raised and not invested in Real Estate are held as cash or cash equivalents.

Related Party Transactions

The Company is party to a property acquisition and disposition agreement with ASRG, pursuant to which ASRG serves as real estate advisor in connection with the Company’s acquisition and disposition of real estate assets. A fee of 2% of the gross purchase price or gross sale price in addition to certain reimbursable expenses is payable for these services. As of June 30, 2004, $450,800 was paid to ASRG relating to the Company’s recent acquisitions.

The Company is party to an advisory agreement with Apple Six Advisors, Inc. (“ASA”), pursuant to which ASA provides management services to the Company. An annual fee ranging from .1% to .25% of total equity proceeds received by the Company in addition to certain reimbursable expenses is payable for these services. ASA in turn reimburses Apple Hospitality Two for costs associated with providing these services. As of June 30, 2004, $100,000 had been expensed under this agreement.

Glade M. Knight is Chairman and CEO of ASRG, Cornerstone Realty Investment Trust, Apple Hospitality Two, Apple Hospitality Five, and ASA.

Series B Convertible Preferred Stock

The Company has authorized 240,000 shares of Series B convertible preferred stock. The Company has issued 240,000 Series B convertible preferred shares to Glade M. Knight, Chairman, Chief Executive Officer and President of the Company, in exchange for the payment by him of $0.10 per Series B convertible preferred share, or an aggregate of $24,000. The Series B convertible preferred shares are convertible into common shares pursuant to the formula and on the terms and conditions set forth below.

There are no dividends payable on the Series B convertible preferred shares. Holders of more than two-thirds of the Series B convertible preferred shares must approve any proposed amendment to the articles of incorporation that would adversely affect the Series B convertible preferred shares.

Upon the Company’s liquidation, the holder of the Series B convertible preferred shares is entitled to a priority liquidation payment before any distribution of liquidation proceeds to the holders of the common shares. However, the priority liquidation payment of the holder of the Series B convertible preferred shares is junior to the holders of the Series A preferred shares distribution rights. The holder of a Series B convertible preferred share is entitled to a liquidation payment of $11 per number of common shares each Series B convertible preferred share would be convertible into according to the formula described below. In the event that the liquidation of the Company’s assets results in proceeds that exceed the distribution rights of the Series A preferred shares and the Series B convertible preferred shares, the remaining proceeds will be distributed between the common shares and the Series B convertible preferred shares, on an as converted basis.

Each holder of outstanding Series B convertible preferred shares shall have the right to convert any of such shares into Common Shares of the Company upon and for 180 days following the occurrence of any of the following events:

(1)	substantially all of the Company’s assets, stock or business is sold or transferred through exchange, merger, consolidation, lease, share exchange, sale or otherwise, other than a sale of assets in liquidation, dissolution or winding up of the Company;

(2)	the termination or expiration without renewal of the advisory agreement, or if the Company ceases to use ASRG to provide property acquisition and disposition services; or

(3)	the Company’s common shares are listed on any securities exchange or quotation system or in any established market.

Upon the occurrence of any conversion event, each Series B convertible preferred share may be converted into a number of common shares based upon the gross proceeds raised through the date of conversion in the $1 billion offering made by this prospectus according to the following table:

Gross Proceeds Raised from Sales of Units through Date of Conversion	Number of Common Shares through Conversion of One Series B Convertible Preferred Share
$100 million	1.83239
$150 million	3.19885
$200 million	4.83721
$250 million	6.11068
$300 million	7.29150
$350 million	8.49719
$400 million	9.70287
$450 million	10.90855
$500 million	12.11423
$550 million	13.31991
$600 million	14.52559
$650 million	15.73128
$700 million	16.93696
$750 million	18.14264
$800 million	19.34832
$850 million	20.55400
$900 million	21.75968
$950 million	22.96537
$ 1 billion	24.17104

In the event that after raising gross proceeds of $1 billion, the Company raises additional gross proceeds in a subsequent public offering, each Series B convertible preferred share may be converted into an additional number of common shares based on the additional gross proceeds raised through the date of conversion in a subsequent public offering according to the following formula: (X/50 million) x 1.20568, where X is the additional gross proceeds rounded down to the nearest 50 million.

No additional consideration is due upon the conversion of the Series B convertible preferred shares. The conversion into common shares of the Series B convertible preferred shares will result in dilution of the shareholders’ interests.

Compensation expense related to issuance of 240,000 Series B convertible preferred shares to Mr. Knight will be recognized at such time when the number of common shares to be issued for conversion of the Series B shares can be reasonably estimated and the event triggering the conversion of the Series B shares to common shares is probable. The expense will be measured as the difference between the fair value of the common stock for which the Series B shares can be converted and the amounts paid for the Series B shares. Although the fair market value cannot be determined at this time, compensation expense if the maximum offering is achieved could range from $0 to in excess of $63 million (assumes $11 per unit fair market value).

Subsequent Events

In July 2004, the Company paid $441,783 or $.073 per share, in a distribution to its common shareholders.

In July 2004, the Company acquired the Redmond Marriott Town Center in Redmond, Washington for a gross purchase price of $64 million. The hotel contains a total of 262 rooms, of which 4 are suites, and offers amenities generally offered by upscale full-service hotels.

In July 2004, the Company closed on an additional 2,925,036 shares, representing gross proceeds of $32,175,401 and proceeds net of selling and marketing costs of $28,957,861.

Impact of Inflation

Operators of hotels, in general, possess the ability to adjust room rates daily to reflect the effects of inflation. Competitive pressures may, however, limit the operators’ ability to raise room rates. Currently the Company is not experiencing any material impact from inflation.

Seasonality

The hotel industry historically has been seasonal in nature. Seasonal variations in occupancy at its hotels may cause quarterly fluctuations in its revenues. To the extent that cash flow from operations is insufficient during any quarter, due to temporary or seasonal fluctuations in revenue, the Company expects to utilize cash on hand to make distributions.

SELECTED FINANCIAL DATA

(dollars in thousands except for share data)

For the Period January 20, 2004 (initial capitalization) through June 30, 2004
Revenues:
Suite revenue	$406
Interest income and other revenue	94

Total revenue	500
Expenses:
Hotel expenses	216
Taxes, insurance and other	27
General and administrative	138
Depreciation	83
Interest and other expenses	2

Total expenses	466

Net income	$34
Per Share
Earnings per common share	$0.01
Distributions paid per common share	$0.11
Weighted-average common shares outstanding—basic and diluted	3,251
Balance Sheet Data
Cash and cash equivalents	$89,686
Investment in hotels, net	$24,003
Total assets	$114,812
Shareholders' equity	$114,799
Other Data
Cash flow from:
Operating activities	$(485)
Investing activities	$(24,595)
Financing activities	$114,742
Number of hotels owned at end of period	2
Funds From Operations Calculation
Net income	$34
Depreciation	$83

Funds from operations (a)	$117
FFO per share	$0.04

(a) Funds from operations (FFO) is defined as net income (computed in accordance with generally accepted accounting principles - GAAP) excluding gains and losses from sales of depreciable property, plus depreciation, amortization and certain start-up costs. The company considers FFO in evaluating property acquisitions and its operating performance and believes that FFO should be considered along with, but not as an alternative to, net income and cash flows as a measure of the company’s activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs.

INDEX TO FINANCIAL STATEMENTS

Consolidated Balance Sheets—June 30, 2004 and January 20, 2004 (initial capitalization) (unaudited)	F-2
Consolidated Statement of Operations—For the period January 20, 2004 (initial capitalization) Through June 30, 2004 and Three Months Ending June 30, 2004 (unaudited)	F-3
Consolidated Statement of Cash Flows—For the period January 20, 2004 (initial capitalization) Through June 30, 2004 (unaudited)	F-4
Notes to Consolidated Financial Statements	F-5

APPLE REIT SIX, INC.

CONSOLIDATED BALANCE SHEETS

(unaudited)

(in thousands, except share data)

	June 30, 2004	January 20, 2004 (initial capitalization)
Assets
Investment in properties, net of accumulated depreciation of $83	$24,003	$—
Cash and cash equivalents	89,686	24
Restricted cash-furniture, fixtures and equipment escrow	275	—
Due from third party manager, net	222	—
Other assets	626	—

Total Assets	$114,812	$24

Liabilities
Accounts payable and accrued expenses	$13	$—

Total Liabilities	13	—
Shareholders’ Equity
Preferred stock, authorized 15,000,000 shares; none issued and outstanding	—	—
Series A preferred stock, no par value, authorized 200,000,000 shares; issued and outstanding 11,963,473 and 10 shares, respectively	—	—
Series B preferred convertible stock, no par value, authorized 240,000 shares; issued and outstanding 240,000 shares, respectively	24	24
Common stock, no par value, authorized 200,000,000 shares; issued and outstanding 11,963,473 and 10 shares, respectively	115,609	—
Distributions greater than net income	(834)	—

Total Shareholders’ Equity	114,799	24

Total Liabilities and Shareholders’ Equity	$114,812	$24

See notes to consolidated financial statements.

APPLE REIT SIX, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(unaudited)

(in thousands, except share data)

	Three months ended June 30, 2004	For the period January 20, 2004 (initial capitalization) through June 30, 2004
Revenue
Suite revenue	$406	$406
Other revenue	21	21

Total revenue	428	428
Expenses
Hotel operating expenses	95	95
Hotel administrative expenses	35	35
Sales and marketing	30	30
Utilities	16	16
Repair and maintenance	17	17
Management fees	27	27
Taxes, insurance and other	27	27
General and administrative	135	138
Depreciation	83	83

Total expenses	463	466

Operating loss	(35)	(38)
Interest income	77	77
Interest expense	(2)	(5)

Net income	$40	$34

Basic and diluted net income per common share	$0.01	$0.01

Weighted average shares outstanding	5,779	3,251
Distributions paid per common share	$0.11	$0.11

See notes to consolidated financial statements.

APPLE REIT SIX, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited)

(in thousands)

For the period January 20, 2004 (initial capitalization) through June 30, 2004
Cash flow from operating activities:
Net income	$34
Adjustments to reconcile net income to cash used in operating activities:
Depreciation	83
Due from third party manager	(222)
Other assets and liabilities	(380)

Net cash used in operating activities	(485)
Cash flow from investing activities:
Increase in cash restricted for capital improvements	(275)
Cash paid for future acquisitions	(234)
Net cash paid for acquisitions	(24,086)

Net cash used in investing activities	(24,595)
Cash flow from financing activities
Cash paid for offering costs	(13,608)
Proceeds from the issuance of common stock	129,217
Cash distributions paid to common shareholders	(867)

Net cash provided by financing activities	114,742
Increase in cash and cash equivalents	89,662
Cash and cash equivalents, beginning of period	24

Cash and cash equivalents, end of period	$89,686

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1

Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions for Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information required by accounting principles generally accepted in the United States. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. These unaudited financials should be read in conjunction with the Company’s audited financial statements included in its registration statement filed with the Securities and Exchange Commission. Operating results for the period ended June 30, 2004 are not necessarily indicative of the results that may be expected for the period ending December 31, 2004.

General Information and Summary of Significant Accounting Policies

Organization

Apple REIT Six, Inc. together with its wholly owned subsidiaries (the “Company”) is a Virginia corporation that intends to qualify as a real estate investment trust (“REIT”) for federal income tax purposes. The Company, began operations and acquired its first hotel on May 28, 2004, was formed to invest in hotels, residential apartment communities and other selected real estate in selected metropolitan areas in the United States. Initial capitalization occurred on January 20, 2004, when 10 shares of common stock and Series A preferred stock were purchased by Apple Six Advisors, Inc. and 240,000 shares of Series B Preferred shares were purchased by Mr. Glade M. Knight. The Company’s fiscal year end is December 31. The consolidated financial statements include the accounts of the Company and its direct or indirect subsidiaries Apple Six Hospitality, Apple Six Residential, Apple Six Ventures and Apple Six Hospitality Management. All intercompany accounts and transactions have been eliminated.

Offering Costs

The Company is raising capital through a “best-efforts” offering of Units by David Lerner Associates, Inc., which receives selling commissions and a marketing expense allowance based on proceeds of the shares sold.

Each Unit consists of one common share and one Series A preferred share. The Series A preferred shares will have no voting rights, no conversion rights and no distribution rights. The only right associated with the Series A preferred shares will be a priority distribution upon the sale of the Company’s assets. The priority would be equal to $11.00 per Series A preferred share, and no more, before any distributions are made to the holders of any other shares. The Series A preferred shares will not be separately tradable from the common shares to which they relate.

From the Company’s initial capitalization on January 20, 2004 through June 30, 2004, the Company incurred costs of approximately $13.6 million related to its offering. These costs are reflected as a reduction to shareholders’ equity. As of June 30, 2004, the Company has closed on a total of 11,963,473 Units, representing net proceeds of approximately $115,608,978.

Earnings per Common Share

Basic earnings per common share is computed based upon the weighted average number of shares outstanding during the year. Diluted earnings per share is calculated after giving effect to all potential common shares that were dilutive and outstanding for the year. Series B convertible shares are not included in earnings per common share until such time it becomes probable that such shares can be converted to common shares.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less. The fair market value of cash and cash equivalents approximate their carrying value. Cash equivalents are placed with high credit quality institutions and the balances may, at times, exceed federal depository insurance limits.

Comprehensive Income

The Company recorded no comprehensive income during the period reported.

Stock Incentive Plans

As the exercise price of the Company’s stock options equals the market price of the underlying stock, the Company has not recognized any stock compensation expenses associated with its stock options during the period from initial capitalization through June 30, 2004.

Revenue Recognition

Revenue is recognized as earned, which is generally defined as the date upon which a guest occupies a room or utilizes the hotel’s services.

Income Taxes

The Company intends to make an election to be treated, and expects to qualify, as a REIT under the Internal Revenue Code of 1986, as amended. As a REIT, the Company will be allowed a deduction for the amount of dividends paid to its shareholders, thereby subjecting the distributed net income of the Company to taxation only at the shareholder level. The Company’s continued qualification as a REIT will depend on its compliance with numerous requirements, including requirements as to the nature of its income and distribution of dividends.

The Company has established Apple Six Hospitality Management, Inc. as a 100% owned taxable REIT subsidiary (“TRS”). The TRS leases all hotels from the Company and is subject to income tax at regular corporate rates on any income that it earns. No income tax expense has been recorded for the period January 20, 2004 through June 30, 2004.

Start Up Costs

Start up costs incurred other than offering costs are expensed as incurred.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2

Summary of Acquisitions

Effective May 28, 2004, the Company closed on the purchase of a Springhill Suites by Marriott hotel in Ft. Worth, Texas, which contains 145 suites, and began operations in May 2004. The hotel offers one and two room suites with the amenities generally offered by upscale extended-stay hotels. The gross purchase price of the hotel was $13.3 million, all cash.

Effective June 8, 2004, the Company closed on the purchase of a Courtyard by Marriott hotel in Myrtle Beach, South Carolina, which contains 135 suites and was in operation when acquired. The hotel offers one and two room suites with the amenities generally offered by upscale extended-stay hotels. The gross purchase price of the hotel was $9.2 million, all cash.

The aggregate gross purchase price of $22.5 million for these hotels was funded by the Company’s ongoing offering of units. The Company leased all of its hotels to its wholly-owned taxable REIT subsidiary under master hotel lease agreements. No goodwill or intangible assets were recorded in connection with any of the acquisitions.

The Company also used the proceeds of its ongoing offering to pay 2% of the aggregate gross purchase price for these hotels, which equals $450,800, as a brokerage commission to Apple Six Realty Group, Inc. (“ASRG”). This entity is owned by Glade M. Knight, who is one of the Company’s directors and its Chief Executive Officer. These costs have been capitalized to investment in properties.

Note 3

Line of Credit

During the first quarter of 2004, the Company obtained an unsecured line of credit in a principal amount of $400,000 to fund some of its offering expenses. The lender was Wachovia Bank, N.A. On May 13, 2004, the line of credit was repaid in full and was extinguished.

Note 4

Related Parties

The Company is party to a property acquisition and disposition agreement with ASRG, pursuant to which ASRG serves as real estate advisor in connection with the Company’s acquisition and disposition of real estate assets. A fee of 2% of the gross purchase price or gross sale price in addition to certain reimbursable expenses is payable for these services. As of June 30, 2004, $450,800 was paid to ASRG relating to the Company’s recent acquisitions.

The Company is party to an advisory agreement with Apple Six Advisors, Inc. (“ASA”), pursuant to which ASA provides management services to the Company. An annual fee ranging from .1% to .25% of total equity proceeds received by the Company in addition to certain reimbursable expenses is payable for these services. ASA in turn reimburses Apple Hospitality Two for costs associated with providing these services. As of June 30, 2004, $100,000 had been expensed under this agreement.

Glade M. Knight is Chairman and CEO of ASRG, Cornerstone Realty Investment Trust, Apple Hospitality Two, Apple Hospitality Five, and ASA.

Note 5

Series B Convertible Preferred Stock

The Company has issued 240,000 Series B convertible preferred shares to Glade M. Knight, Chairman, Chief Executive Officer and President of the Company, in exchange for the payment by him of $0.10 per Series B convertible preferred share, or an aggregate of $24,000. The Series B convertible preferred shares are convertible into common shares pursuant to the formula and on the terms and conditions set forth below.

There are no dividends payable on the Series B convertible preferred shares. Holders of more than two-thirds of the Series B convertible preferred shares must approve any proposed amendment to the articles of incorporation that would adversely affect the Series B convertible preferred shares.

Upon the Company’s liquidation, the holder of the Series B convertible preferred shares is entitled to a priority liquidation payment before any distribution of liquidation proceeds to the holders of the common shares. However, the priority liquidation payment of the holder of the Series B convertible preferred shares is junior to the holders of the Series A preferred shares distribution rights. The holder of a Series B convertible preferred share is entitled to a liquidation payment of $11 per number of common shares each Series B convertible preferred share would be convertible into according to the formula described below. In the event that the liquidation of the Company’s assets results in proceeds that exceed the distribution rights of the Series A preferred shares and the Series B convertible preferred shares, the remaining proceeds will be distributed between the common shares and the Series B convertible preferred shares, on an as converted basis.

Each holder of outstanding Series B convertible preferred shares shall have the right to convert any of such shares into Common Shares of the Company upon and for 180 days following the occurrence of any of the following events:

(1) substantially all of the Company’s assets, stock or business is sold or transferred through exchange, merger, consolidation, lease, share exchange, sale or otherwise, other than a sale of assets in liquidation, dissolution or winding up of the Company;

(2) the termination or expiration without renewal of the advisory agreement, or if the Company ceases to use ASRG to provide property acquisition and disposition services; or

(3) the Company’s common shares are listed on any securities exchange or quotation system or in any established market.

Upon the occurrence of any conversion event, each Series B convertible preferred share may be converted into a number of common shares based upon the gross proceeds raised through the date of conversion in the $1 billion offering made by this prospectus according to the following table:

Gross Proceeds Raised from Sales of Units through Date of Conversion	Number of Common Shares through Conversion of One Series B Convertible Preferred Share
$100 million	1.83239
$150 million	3.19885
$200 million	4.83721
$250 million	6.11068
$300 million	7.29150
$350 million	8.49719
$400 million	9.70287
$450 million	10.90855
$500 million	12.11423
$550 million	13.31991
$600 million	14.52559
$650 million	15.73128
$700 million	16.93696
$750 million	18.14264
$800 million	19.34832
$850 million	20.55400
$900 million	21.75968
$950 million	22.96537
$ 1 billion	24.17104

In the event that after raising gross proceeds of $1 billion, the Company raises additional gross proceeds in a subsequent public offering, each Series B convertible preferred share may be converted into an additional number of common shares based on the additional gross proceeds raised through the date of conversion in a subsequent public offering according to the following formula: (X/50 million) x 1.20568, where X is the additional gross proceeds rounded down to the nearest 50 million.

No additional consideration is due upon the conversion of the Series B convertible preferred shares. The conversion into common shares of the Series B convertible preferred shares will result in dilution of the shareholders’ interests.

Compensation expense related to issuance of 240,000 Series B convertible preferred shares to Mr. Knight will be recognized at such time when the number of common shares to be issued for conversion of the Series B shares can be reasonably estimated and the event triggering the conversion of the Series B shares to common shares is probable. The expense will be measured as the difference between the fair value of the common stock for which the Series B shares can be converted and the amounts paid for the Series B shares. Although the fair market value cannot be determined at this time, compensation expense if the maximum offering is achieved could range from $0 to in excess of $63 million (assumes $11 per unit fair market value).

Note 6

Management Agreements

The Company’s Marriott brand hotels are subject to management agreements under which Marriott or its affiliates (the “Manager”) manages the hotels and provides the Company access to Marriott’s intellectual property and proprietary sales and reservation system, generally for an initial term of 30 years with renewal terms at the option of the Company or the Manager of up to 3 additional 10 year terms. The agreements generally provide for payment of base management fees, which are calculated annually and are a percentage of sales, incentive management fees over a priority return (as defined in the management agreements), system fees, marketing fees and chain services. Additionally, these agreements have termination provisions for the Company if certain operating results are not achieved.

Total expenses incurred through June 30, 2004 for management fees and franchise fees were $26,537. These expenses are included in management fees in the consolidated statements of operation.

Note 7

Pro Forma Information

The following unaudited pro forma information for the six months ended June 30, 2004, is presented as if the acquisitions of the 2 hotels occurred on January 1, 2004. The pro forma information does not purport to represent what the Company’s results of operations would actually have been if such transactions, in fact, had occurred on January 1, 2004, nor does it purport to represent the results of operations for future periods.

For the period January 20, 2004 through June 30, 2004
(in thousands, except per share data)
Hotel revenues	$1,378
Net income	$84
Net income per share-basic and diluted	$0.03

The pro forma information reflects adjustments for actual revenues and expenses of the 2 hotels acquired as of June 30, 2004 for the respective period in 2004 prior to acquisition by the Company. Net income has been adjusted as follows: (1) depreciation has been adjusted based on the Company’s basis in the hotels; (2) advisory expenses have been adjusted based on the Company’s contractual arrangements; (3) common stock raised during 2004 to purchase these hotels has been adjusted to reflect issuances as of January 20, 2004.

Note 8

Subsequent Events

In July 2004, the Company paid $441,783 or $.073 per share, in a distribution to its common shareholders.

In July 2004, the Company acquired the Redmond Marriott Town Center in Redmond, Washington for a gross purchase price of $64 million, all cash. The hotel contains a total of 262 rooms, of which 4 are suites, and offers amenities generally offered by upscale full-service hotels.

In July 2004, the Company closed on an additional 2,925,036 shares, representing gross proceeds of $32,175,401 and proceeds net of selling and marketing costs of $28,957,861.

Note 9

Industry Segments

As of June 30, 2004, the Company owned two extended-stay hotels that generate rental and other property related income. The Company separately evaluates the performance of each of its hotel properties. However, because each of the hotel properties has similar economic characteristics, facilities, and services, the properties have been aggregated into a single segment. All segment disclosure is included in or can be derived from the Company’s consolidated financial statements.